SI



24000946

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-52941

SEC Processing FEB 29 2024 Washington, DC

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/23__ AND ENDING __12/31/23__
                                                MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CCM SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__425 South Financial Place, Suite 900__
                                    (No. and Street)

| __Chicago__ | __Illinois__ | __60605__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Michael Kole__ | __(312) 577-5602__ | __mkole@bfcm.com__ |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska LLP__
(Name – if individual, state last, first, and middle name)

| 141 West Jackson Blvd, Suite 2250 | __Chicago__ | __Illinois__ | __60604__ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| __March 24, 2009__ | __3407__ |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, __Michael Kole_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CCM Securities, LLC_____, as of __12/31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer
_____

**SARA HITT**
**OFFICIAL SEAL**
Notary Public - State of Illinois
My Commission Expires
August 26, 2024

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CCM Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCM Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CCM Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of CCM Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CCM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Ryan & Juraska LLP*

We have served as CCM Securities, LLC's auditor since 2010.
Chicago, Illinois
February 27, 2024

**CCM SECURITIES, LLC**

**Statement of Financial Condition**

**December 31, 2023**

---

### Assets

| | | |
|---|---|---:|
| Cash | $ | 2,178,445 |
| Receivable from broker-dealer | | 79,460 |
| | $ | 2,257,905 |

### Liabilities and Member's Equity

Liabilities

| | | |
|---|---|---:|
| Payable to affiliate | $ | 17,400 |
| Accounts payable and accrued expenses | | 11,751 |
| | | 29,151 |
| Member's equity | | 2,228,754 |
| | $ | 2,257,905 |

See accompanying notes.

1. **Organization and Business**

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company introduces clients to TJM Investments, LLC ("TJM") and receives a portion of the revenue generated by the introduced clients.

2. **Summary of Significant Accounting Policies**

Revenue Recognition and Securities Valuation
Commission revenue and related expenses are recorded on a trade date basis. The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606 Revenue from Contracts with Customers. That guidance was amended to require business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Use of Estimates
The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

The Company has a relationship with TJM, whereby TJM buys and sells securities on behalf of its customers and the Company receives a percentage of that revenue. Each time customers enter into a buy or sell transaction, the Company earns income from those transactions. These transactions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Income Taxes
No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Parent.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2023.

3.  **Concentration of Credit Risk**

    At December 31, 2023 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $1,928,000 which represents approximately 87% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

4.  **Off-Balance Sheet Risk**

    Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

    Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

5.  **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

    At December 31, 2022, the Company had net capital and net capital requirements of $2,228,754 and $100,000, respectively.

6.  **Fair Value Measurements and Disclosures**

    ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

6. **Fair Value Measurements and Disclosures, continued**

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2023, the Company held no Level 1, Level 2 or Level 3 investments.

7. **Guarantees**

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

8.    **Credit Losses on Financial Instruments**

ASU 2016-13, *Financial Instruments -Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and does not anticipate that adoption of this rule will have a significant impact on the Company's Statement of Financial Condition.

9.    **Subsequent Events**

The Company's management has evaluated events and transactions through February 27, 2024, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statements other than listed below.

Subsequent to December 31, 2023, the Company's introducing broker agreement with TJM has been terminated.